Exhibit 99.1

NEWS RELEASE

Trading Symbol: TSX/NYSE American: SVM

Silvercorp to Announce Second Quarter Results on November 7, 2018

VANCOUVER, British Columbia – October 25, 2018 – Silvercorp Metals Inc. ("Silvercorp” or the “Company”) (TSX/NYSE American: SVM) announces that its unaudited financial and operating results for the second quarter ended September 30, 2018 will be released on Wednesday, November 7, 2018 after the market close.

About Silvercorp Metals Inc.

Silvercorp is a low-cost silver-producing Canadian mining company with multiple mines in China. The Company’s vision is to deliver shareholder value by focusing on the acquisition of under developed projects with resource potential and the ability to grow organically. For more information, please visit our website at www.silvercorp.ca.

For further information

Lon Shaver
Vice President
Silvercorp Metals Inc.

Phone: (604) 669-9397
Toll Free: 1(888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorp.ca